EXHIBIT 99.1

JE Cleantech Holdings Limited Announces Regaining of Compliance with the Bid Price Requirement to Continue Listing on Nasdaq

Published

Aug 29, 2024, 11:47am EDT

JE Cleantech Holdings Limited

SINGAPORE, Aug. 29, 2024 (GLOBE NEWSWIRE) — JE Cleantech Holdings Limited (Nasdaq: JCSE), a precision cleaning and cleantech equipment manufacturer, announced that on August 27, 2024, it received a letter (the “Compliance Letter”) from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”). The Compliance Letter informed the Company that it had regained compliance with Nasdaq’s bid price requirement (the “Bid Price Requirement”) in Listing Rule 5550(a)(2), as required by the Hearing Panel’s (the “Panel”) decision dated July 15, 2024. Accordingly, the Company’s common stock will continue to be listed on The Nasdaq Capital Market and Nasdaq considers the matter closed.

“We are pleased that the Company has regained compliance with the Bid Price Requirement because we recognize the value to our shareholders of the Nasdaq listing and intend to continue to meet the Bid Price Requirement,” stated Ms. HONG Bee Yin, CEO and Founder of JE Cleantech.

About JE Cleantech Holdings Limited

JE Cleantech Holdings Limited is based in Singapore and is principally engaged in (i) the sale of cleaning systems and other equipment; and (ii) the provision of centralized dishwashing and ancillary services. Through its subsidiary, JCS-Echigo Pte Ltd, the company designs, develops, manufactures, and sells cleaning systems for various industrial end-use applications primarily to customers in Singapore and Malaysia. Its cleaning systems are mainly designed for precision cleaning, with features such as particle filtration, ultrasonic or megasonic rinses with a wide range of frequencies, high pressure drying technology, high flow rate spray, and deionized water rinses, which are designed for effective removal of contaminants and to minimize particle generation and entrapment. The Company also has provided centralized dishwashing services, through its subsidiary, Hygieia Warewashing Pte Ltd, since 2013 and general cleaning services since 2015, both mainly for food and beverage establishments in Singapore. For more information about JE Cleantech, please visit our website: www.jecleantech.sg.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “may,” “will,” “should,” “believe,” “expect,” “could,” “intend,” “plan,” “anticipate,” “estimate,” “continue,” “predict,” “project,” “potential,” “target,” “goal,” or other similar expressions in this announcement. These forward-looking statements include, without limitation, the Company’s expectations with respect to future performance and anticipated potential financial impacts. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s Form 20-F, and other filings with the United States Securities and Exchange Commission.

Contact:

Jason Long Email address: enquiry@jecleantech.sgPhone number: +65 63684198Other number: +65 66029468